Exhibit 99.1

Safe-T Group Reports Preliminary Revenue Growth for Third Quarter 2019

Company Expects to Report Estimated 440%-480% Growth in Revenues

HERZLIYA, Israel, October 3, 2019 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced an estimated revenue range for the third-quarter ended on September 30, 2019.

On a preliminary and unaudited basis, Safe-T expects to report third-quarter 2019 revenue in the range of $1.35M to $1.45M, an increase in the range of 440% to 480%, respectively compared to $248,000 in the third quarter of 2018.

The Company’s revenues for the third quarter of 2019 reflect the first full quarter of consolidated financial results since the Company’s acquisition of NetNut Ltd. on June 12, 2019.

Shachar Daniel, Safe-T’s Chief Executive Officer, said: "In June 2019, we presented our business and financial strategy for accelerating the company's growth. I'm pleased that the actions we took over the past months are starting to yield measurable results which reflect in our financials. Safe-T continues to improve its market position, with innovative solutions, unique technologies, a growing customer base and a global reach. I believe we now have better visibility of the main drivers for our growth and can better utilize our core competency and skills to generate revenue and add value to our shareholders."

This update is an estimate, based on information available to management as of the date of this release, and may be subject to further changes upon completion of Safe-T's standard quarter-end closing procedures. This update does not present all necessary information for an understanding of Safe-T's financial condition as of September 30, 2019, or its results of operations for the quarter ended September 30, 2019. Actual results may differ.

Safe-T will release its third quarter 2019 results by November 29, 2019.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the third quarter of 2019, future growth, generating revenue and adding value to shareholders. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

CONTACT:

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110